Exhibit 99.1

SAP Announces Third Quarter and Nine Months 2009 Results	Page 1
For Immediate Release
October 28, 2009
SAP Announces Third Quarter and Nine Months 2009 Results
Company Reports Another Quarter of Strong Margin Growth
Despite a Decrease in Revenues
SAP Affirms 2009 Non-GAAP Operating Margin Outlook
          WALLDORF — October 28, 2009 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2009.
FINANCIAL HIGHLIGHTS — Third Quarter 2009

	SAP - Third Quarter 20091)
	U.S. GAAP				Non-GAAP2)

€ million, unless stated otherwise	Q3/2009	Q3/2008	% change		Q3/2009	Q3/2008	% change		% change const. curr.3)
Software revenues	525	763	-31		525	763	-31		-30
Software and software-related service revenues	1,937	1,994	-3		1,937	2,035	-5		-5
Total revenues	2,508	2,761	-9		2,508	2,802	-10		-10
Operating expenses	1,902	2,147	-11		1,834	2,071	-11		-12
- Thereof restructuring charges	21	—	—		21	—	—		—
Operating income	606	614	-1		674	731	-8		-7
Operating margin (%)	24.2	22.2	2.0	pp	26.9	26.1	0.8	pp	1.1	pp
Income from continuing operations	436	410	6		488	497	-2
Net income	435	389	12		487	476	2
Basic EPS from cont. operations (€)	0.37	0.35	6		0.41	0.41	0

1)	All figures are preliminary and unaudited.

2)	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

3)	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for details.

SAP Announces Third Quarter and Nine Months 2009 Results	Page 2
Revenues — Third Quarter 2009
•	U.S. GAAP software and software-related service revenues were €1.94 billion (2008: €1.99 billion), a decrease of 3%. Non-GAAP software and software-related service revenues were €1.94 billion (2008: €2.04 billion), a decrease of 5% (5% at constant currencies).
•	U.S. GAAP total revenues were €2.51 billion (2008: €2.76 billion), a decrease of 9%. Non-GAAP total revenues were €2.51 billion (2008: €2.80 billion), a decrease of 10% (10% at constant currencies).
•	U.S. GAAP software revenues were €525 million (2008: €763 million), a decrease of 31% (30% at constant currencies).
Income — Third Quarter 2009
•	U.S. GAAP operating income was €606 million (2008: €614 million), a decrease of 1%. Non-GAAP operating income was €674 million (2008: €731 million), decrease of 8% (7% at constant currencies). U.S. GAAP and Non-GAAP operating income were negatively impacted by restructuring charges of €21 million resulting from the previously announced reduction of positions. The third quarter 2009 operating income was also affected by non-recurring items, particularly litigation expenses and profit resulting from reversals of provisions recorded in the accounting for the acquisition of Business Objects. The net effect of these non-recurring items was an increase of operating income by €2 million.
•	U.S. GAAP operating margin was 24.2% (2008: 22.2%), an increase of 2.0 percentage points. Non-GAAP operating margin was 26.9% (2008: 26.1%), or 27.2% at constant currencies, an increase of 0.8 percentage points (1.1 percentage points at constant currencies). The €21 million in restructuring charges resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP operating margin by 0.8 percentage points.
•	U.S. GAAP income from continuing operations was €436 million (2008: €410 million), an increase of 6%. Non-GAAP income from continuing operations was €488 million (2008: €497 million), a decrease of 2%. U.S. GAAP and Non-GAAP income from continuing operations were negatively impacted by restructuring charges of €14 million, net of tax, resulting from the previously announced reduction of positions. The effective tax rate in the third quarter of 2009 was 21.0% (2008: 31.9%) and was affected by non-recurring

SAP Announces Third Quarter and Nine Months 2009 Results	Page 3
acquisition-related items which positively impacted the third quarter 2009 tax rate by approximately 11.7 percentage points.
•	U.S. GAAP basic earnings per share from continuing operations were €0.37 (2008: €0.35), an increase of 6%. Non-GAAP basic earnings per share from continuing operations were €0.41 (2008: €0.41), flat year-over-year. The restructuring charges, net of tax, resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP basic earnings per share by 0.01€.
          Third quarter 2009 Non-GAAP operating income excludes acquisition-related charges totaling €67 million (2008: €76 million), and third quarter 2009 Non-GAAP income from continuing operations and Non-GAAP earnings per share from continuing operations exclude acquisition-related charges totaling €52 million (2008: €87 million, which included a deferred revenue write-down).
          “We are pleased to report another quarter of increasing margins despite a decline in revenues. This demonstrates our continued success in maintaining tight cost controls,” said Werner Brandt, CFO of SAP. “While we are seeing signs of stabilization in the general environment, the market remains difficult. Third quarter software and software-related service revenues came in lower than we expected mainly because of a particularly challenging environment in the emerging markets and Japan.”
          “Despite the continued tough spending environment, we are pleased to see further progress in the evolution of our volume business as a result of smaller deals,” said Léo Apotheker, CEO of SAP. “In addition, we are driving more multi-year agreements, where customers buy and consume software over many periods, which we believe is a positive transition for both SAP and our customers. We have the benefit of many years of experience in facilitating the purchase of our software in this manner, including the success we had in signing multi-year, Global Enterprise Agreements with our largest customers. We have now started to leverage this approach with a bigger group of customers. And, most importantly, our solutions are built on a highly flexible and modular architecture allowing us to easily adopt this model.”

SAP Announces Third Quarter and Nine Months 2009 Results	Page 4
FINANCIAL HIGHLIGHTS — Nine Months 2009

	SAP - Nine Months 20091)
	U.S. GAAP			Non-GAAP2)
							% change
€ million, unless stated otherwise	9M/2009	9M/2008	% change	9M/2009	9M/2008	% change	const. curr.3)
Software revenues	1,487	2,283	-35	1,487	2,283	-35	-35
Software and software-related service revenues	5,632	5,791	-3	5,643	5,931	-5	-6
Total revenues	7,482	8,079	-7	7,493	8,219	-9	-10
Operating expenses	5,896	6,513	-9	5,695	6,288	-9	-11
- Thereof restructuring charges	-186	—	—	-186	—	—	—
Operating income	1,586	1,566	1	1,798	1,931	-7	-7
Operating margin (%)	21.2	19.4	1.8pp	24.0	23.5	0.5pp	0.7pp
Income from continuing operations	1,077	1,068	1	1,238	1,339	-8
Net income	1,062	1,039	2	1,223	1,310	-7
Basic EPS from cont. operations (€)	0.91	0.90	1	1.04	1.12	-7

1)	All figures are preliminary and unaudited.

2)	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

3)	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for details.
Revenues — Nine Months 2009
•	U.S. GAAP software and software-related service revenues were €5.63 billion (2008: €5.79 billion), a decrease of 3%. Non-GAAP software and software-related service revenues were €5.64 billion (2008: €5.93 billion), a decrease of 5% (6% at constant currencies).
•	U.S. GAAP total revenues were €7.48 billion (2008: €8.08 billion), a decrease of 7%. Non-GAAP total revenues were €7.49 billion (2008: €8.22 billion), a decrease of 9% (10% at constant currencies).
•	U.S. GAAP software revenues were €1.49 billion (2008: €2.28 billion), a decrease of 35% (35% at constant currencies).

SAP Announces Third Quarter and Nine Months 2009 Results	Page 5
Nine Months 2009 Non-GAAP revenue figures exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €11 million (2008:€140 million).
Income — Nine Months 2009
•	U.S. GAAP operating income was €1.59 billion (2008: €1.57 billion), an increase of 1%. Non-GAAP operating income was €1.80 billion (2008: €1.93 billion), a decrease of 7% (7% at constant currencies). U.S. GAAP and Non-GAAP operating income were negatively impacted by restructuring charges of €186 million resulting from the previously announced reduction of positions.
•	U.S. GAAP operating margin was 21.2% (2008: 19.4%), an increase of 1.8 percentage points. Non-GAAP operating margin was 24.0% (2008: 23.5%), or 24.2% at constant currencies, an increase of 0.5 percentage points (0.7 percentage points at constant currencies). The €186 million in restructuring charges resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP operating margin by 2.5 percentage points.
•	U.S. GAAP income from continuing operations was €1.08 billion (2008: €1.07 billion), an increase of 1%. Non-GAAP income from continuing operations was €1.24 billion (2008: €1.34 billion), a decrease of 8%. U.S. GAAP and Non-GAAP income from continuing operations were negatively impacted by restructuring charges of €131 million, net of tax, resulting from the previously announced reduction of positions.
•	U.S. GAAP basic earnings per share from continuing operations were €0.91 (2008: €0.90), an increase of 1%. Non-GAAP earnings per share from continuing operations were €1.04 (2008: €1.12), a decrease of 7%. The restructuring charges, net of tax, resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP basic earnings per share by €0.11.
Nine Months 2009 Non-GAAP operating income excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €211 million (2008: €365 million), and Nine Months 2009 Non-GAAP income from continuing operations and Non-GAAP earnings per share from continuing operations exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €161 million (2008: €271 million).
Cash Flow — Nine Months 2009
Operating cash flow from continuing operations was €2.38 billion (2008: €1.97 billion), an increase of 21%. Free cash flow was €2.21 billion (2008: €1.73 billion), an increase of 28%. Free cash flow was 29% of total revenues (2008: 21%). At September 30, 2009, SAP had a

SAP Announces Third Quarter and Nine Months 2009 Results	Page 6
total group liquidity of €3.04 billion (December 31, 2008: €1.66 billion), which includes cash and cash equivalents, restricted cash and short term investments. At September 30, 2009, net liquidity, defined as total group liquidity less bank liabilities, was €925 million.
Cost Containment Measures for 2009
Previously, SAP announced that in order to enable the Company to adapt its size to today’s market conditions and the broader impact of the global recession, it implemented a global reduction of positions to 48,500 by year-end 2009, taking full advantage of attrition in reaching this goal, and that it expected the reduction of positions to trigger one-time restructuring charges of approximately €200 million for 2009. For the first nine months of 2009, the Company recorded in operating income a restructuring charge of €186 million, and reduced approximately 2,900 positions.
Business Outlook
SAP is providing the following outlook for the full-year 2009:
The Company continues to expect its full-year 2009 Non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 25.5% — 27.0% at constant currencies. This includes one-time restructuring charges of €200 million expected to result from the reduction of positions, which negatively impact the Non-GAAP operating margin outlook by approximately 2 percentage points. The 2009 Non-GAAP operating margin outlook is now based on the assumption that 2009 Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects, will decline in a range of 6% — 8% at constant currencies (2008: €8.623 billion).
SAP updated its outlook for the 2009 tax rate to 27.0% — 28.0% from the previously expected 2009 tax rate of 29.5% — 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.0%).
KEY EVENTS — Third Quarter 2009
•	In the third quarter of 2009, SAP closed major contracts in several key regions including Dagrofa/SuperGros, INDRA SISTEMAS, S.A., Prada S.p.A., SeverStal OAO, Surgutneftegaz OAO, Swiss Life AG, and Telefonica, S.A. in EMEA; Banco Industrial

SAP Announces Third Quarter and Nine Months 2009 Results	Page 7
S.A., ConocoPhillips, Dolby Laboratories, Fairfax County, Research In Motion Limited, and Valero Services Inc. in Americas; and APL Co. Pte. Ltd, Department of Foreign Affairs and Trade, Australia, HDFC Standard Life Insurance Co Ltd, Philippine Long Distance Telephone, Samchully Co., Ltd., and Taiwan Power Company in the Asia Pacific Japan region.
•	On September 24, SAP announced that it is working with Microsoft and Accenture to develop a global carbon reporting, benchmarking, and analytics system for the Carbon Disclosure Project (CDP), the world’s largest carbon reporting initiative.
•	As announced on September 23, SAP’s ranking rose four places to number 27 in the 2009 BusinessWeek/Interbrand annual list of the 100 Best Global Brands, with SAP’s brand value holding strong at $12.106 billion. The Company’s ranking is now at an all-time high as the 27th most valuable brand in the world.
•	On September 23, SAP announced that SAP India was honored with the prestigious Dataquest “Top Software Company” award for 2009. This is the first time Dataquest has selected an enterprise software company for the award. SAP was chosen on the basis of its outstanding performance in the past year.
•	On September 16, SAP announced that it signed a €1.5 billion three-year Revolving Credit Facility to refinance SAP’s previous €1.0 billion revolving credit facility signed in November 2004. SAP intends to use this credit facility for general corporate purposes. Deutsche Bank AG, J.P. Morgan plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and book runners of the Facility. The new Facility was launched on August 4 at €1.0 billion and was extremely well received. It was oversubscribed by more than 150 percent with a total of 28 banks committing to it. In light of this strong support, SAP elected to increase the amount of the Facility to €1.5 billion.
•	On September 9, SAP announced that its SAP World Tour 2009, a series of regional customer events held in more than 70 cities across Asia, Europe, Latin America and North America, have attracted more than 31,000 attendees. The events will run through November 2009.
•	On September 4, SAP announced it acquired the majority shareholding in SAF Simulation, Analysis and Forecasting AG (SAF), a global forecasting and replenishment software leader in the retail and wholesale industries. As of September 24, the aggregate number of SAF shares attributable to SAP amounted to 3,914,041 SAF shares in total; corresponding to approximately 70.67% of the share capital and the voting rights of SAF AG.
•	On September 4, SAP announced that the Dow Jones Sustainability Indexes (DJSI) named SAP as the software sector leader for the DJSI for the third consecutive year. SAP had sector-leading scores in 12 of the 20 key dimensions, including operational eco-efficiency (where it scored 100 percent), brand management, human capital development, corporate citizenship and codes of conduct. SAP also received a 100 percent rating for its environmental reporting, driven by its innovative and interactive online sustainability report.
•	On August 12, SAP announced that IT market research firm IDC reported SAP as the market leader in performance management and analytic applications for the second consecutive year, based on software license and maintenance revenue. SAP achieved the fastest market growth rate of the top five vendors in financial performance and strategy management, part of the overall business analytics market.

SAP Announces Third Quarter and Nine Months 2009 Results	Page 8
•	On August 5, SAP announced the continued success of hosted offerings from its channel partners for midsize companies, enabling customers to better respond to changing market conditions. SAP’s midsize customers worldwide have chosen hosting as an alternative to the traditional on-premise deployment option, allowing midsize companies to implement and run the SAP Business All-in-One solutions without the need to hire and train dedicated IT staff to implement and manage the software.
•	On July 30, SAP announced the availability of feature pack 2.0 for SAP Business ByDesign, specifically designed for midsize companies. The new feature pack significantly expands functionality and provides more value to customers by offering business support for 35 end-to-end process scenarios through an on-demand solution.
•	On July 20, SAP announced enhancements to SAP BusinessObjects Data Services and SAP BusinessObjects Data Federator software, part of SAP BusinessObjects information management (IM) solutions. These solutions support both SAP and non-SAP IT environments, and now have expanded support for SAP customers with integration with the SAP NetWeaver Business Warehouse.
IFRS Financial Data
SAP will discontinue its U.S. GAAP reporting and will only report financial data under IFRS from fiscal 2010 onwards. To prepare the capital markets for this change, IFRS financial data are provided in the financial section of this press release.
Use of Non-GAAP Financial Measures
This press release contains certain financial measures such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, constant currency revenue and operating income measures, as well as U.S. Dollar based Non-GAAP revenue numbers. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. SAP’s non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that SAP reports should be considered in addition to, and not as a substitute for or superior to, revenue, operating margin or SAP’s other measures of financial performance prepared in accordance with U.S. GAAP. See the financial section of this press release for additional information regarding the Non-GAAP measures included in this press release and for the reconciliations to the corresponding U.S. GAAP measures.
Webcast / Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (UK) / 10:00 AM (Eastern). The conference call will be webcast live (and for replay purposes) on the Company’s website at http://www.sap.com/investor along with supplementary financial information.
Note to editors (TV/ radio/ print/ online)
SAP will post two interviews with SAP CEO Léo Apotheker in both English and German, in which he will discuss the Company’s Q3 2009 financial results. You can find these interviews on the SAP stock footage platform www.sap.com/stockfootage at approximately 11:00 a.m. CET on Wednesday, October 28, 2009. The interview in English will be conducted by a reporter from Bloomberg TV, and the German language interview will be conducted by a

SAP Announces Third Quarter and Nine Months 2009 Results	Page 9
reporter from “Deutsche Welle”. Both interviews will also be available at http://www.youtube.com/saptv.
These interviews will be published in their entirety and without any edits, as well as for your unrestricted use free of charge (also for parts of it). In addition, these clips are not branded, are clean feed, and will be available as high resolution video files, as well as mp3 files for radio journalists. SAP will also broadcast these clips via satellite at approximately 10:30 am CET. If you are interested in recording this feed, please contact us via broadcast@sap.com for the necessary satellite and technical information.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With approximately 92,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2009 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects S.A. in the United States and in other countries. Business Objects is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161, james.dever@sap.com, ET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, ET
Appendix — Financial Information to Follow

Financial Information
for the Third Quarter 2009
- Condensed, Preliminary and Unaudited -

Page
U.S. GAAP Financial Information
Financial Statements
Statements of Income	F1 and F2
Balance Sheets	F3
Statements of Cash Flows	F4

Supplementary Financial Information
Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers	F5 and F6
Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro	F7
Revenue by Region	F8 and F9
Share-Based Compensation	F10
Free Cash Flow	F10
Days Sales Outstanding	F10
Headcount	F10
Multi-Quarter Summary	F11
Explanations of Non-GAAP Measures	F12 to F14

IFRS Financial Information
Financial Statements
Statements of Income	F15
Statements of Financial Position	F16

Supplementary Financial Information
Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers	F17
U.S. GAAP — IFRS Significant Differences with Impact on Income	F18
Explanations of Non-IFRS Measures	F19

CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP; Preliminary and unaudited)

	Three months ended September 30
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	525	763	-31
Support revenue	1,333	1,167	14
Subscription and other software-related service revenue	79	64	23
Software and software-related service revenue	1,937	1,994	-3
Consulting revenue	484	617	-22
Training revenue	60	105	-43
Other service revenue	20	26	-23
Professional services and other service revenue	564	748	-25
Other revenue	7	19	-63
Total revenue	2,508	2,761	-9
Cost of software and software-related services	-412	-381	8
Cost of professional services and other services	-436	-583	-25
Research and development	-381	-398	-4
Sales and marketing	-515	-634	-19
General and administration	-136	-156	-13
Restructuring	-21	0	N/A
Other operating income/expense, net	-1	5	<-100
Total operating expenses	-1,902	-2,147	-11
Operating income	606	614	-1
Other non-operating income/expense, net	-41	7	<-100
Financial income/expense, net	-13	-19	-32
Income from continuing operations before income taxes	552	602	-8
Income taxes	-116	-192	-40
Income from continuing operations	436	410	6
Loss from discontinued operations, net of tax	-1	-21	-95
Net income	435	389	12
- Net income attributable to noncontrolling interests*	0	1	-100
- Net income attributable to shareholders of SAP AG	435	388	12
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.37	0.35	6
EPS from continuing operations — diluted in €	0.37	0.34	9
EPS from net income attributable to shareholders of SAP AG — basic in €	0.37	0.33	12
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.37	0.33	12
Weighted average number of shares in millions, treasury stock excluded	1,188	1,188
Key ratios
Operating margin in %	24.2	22.2	2.0pp
Effective tax rate from continuing operations in %	21.0	31.9

*	Due to the first-time application of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 the term minority interest has been replaced with noncontrolling interests and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

F1

CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP; Preliminary and unaudited)

	Nine months ended September 30
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	1,487	2,283	-35
Support revenue	3,922	3,324	18
Subscription and other software-related service revenue	223	184	21
Software and software-related service revenue	5,632	5,791	-3
Consulting revenue	1,554	1,832	-15
Training revenue	202	323	-37
Other service revenue	67	77	-13
Professional services and other service revenue	1,823	2,232	-18
Other revenue	27	56	-52
Total revenue	7,482	8,079	-7
Cost of software and software-related services	-1,192	-1,166	2
Cost of professional services and other services	-1,423	-1,731	-18
Research and development	-1,118	-1,236	-10
Sales and marketing	-1,589	-1,912	-17
General and administration	-393	-477	-18
Restructuring	-186	0	N/A
Other operating income/expense, net	5	9	-44
Total operating expenses	-5,896	-6,513	-9
Operating income	1,586	1,566	1
Other non-operating income/expense, net	-63	25	<-100
Financial income/expense, net	-53	-34	56
Income from continuing operations before income taxes	1,470	1,557	-6
Income taxes	-393	-489	-20
Income from continuing operations	1,077	1,068	1
Loss from discontinued operations, net of tax	-15	-29	-48
Net income	1,062	1,039	2
- Net income attributable to noncontrolling interests*	1	1	0
- Net income attributable to shareholders of SAP AG	1,061	1,038	2
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.91	0.90	1
EPS from continuing operations — diluted in €	0.91	0.89	2
EPS from net income attributable to shareholders of SAP AG — basic in €	0.89	0.87	2
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.89	0.87	2
Weighted average number of shares in millions, treasury stock excluded	1,188	1,192
Key ratios
Operating margin in %	21.2	19.4	1.8pp
Effective tax rate from continuing operations in %	26.7	31.4

*	Due to the first-time application of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 the term minority interest has been replaced with noncontrolling interests and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

F2

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP; Preliminary and unaudited)

€ millions	September 30, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,414	1,277
Restricted cash	1	3
Short-term investments	625	382
Accounts receivable, net	2,097	3,128
Other assets	568	705
Deferred income taxes	213	203
Prepaid expenses/deferred charges	115	84
Current assets	6,033	5,782
Goodwill	5,019	5,009
Intangible assets, net	944	1,127
Property, plant, and equipment, net	1,372	1,405
Investments	101	95
Accounts receivable, net	2	2
Other assets	668	566
Deferred income taxes	190	187
Prepaid expenses/deferred charges	45	24
Noncurrent assets	8,341	8,415
Total assets	14,374	14,197

€ millions	September 30, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	521	538
Income tax obligations	264	363
Financial liabilities	1,506	2,574
Other liabilities	1,107	1,486
Provisions	323	214
Deferred income taxes	33	48
Deferred income	1,050	611
Current liabilities	4,804	5,834
Accounts payable	0	5
Income tax obligations	188	278
Financial liabilities	726	36
Other liabilities	99	94
Provisions	509	497
Deferred income taxes	151	157
Deferred income	65	61
Noncurrent liabilities	1,738	1,128
Total liabilities	6,542	6,962
Common stock, no par value	1,226	1,226
Treasury stock	-1,326	-1,362
Additional paid-in capital	316	320
Retained earnings	8,176	7,709
Accumulated other comprehensive loss	-580	-660
Total equity attributable to shareholders of SAP AG	7,812	7,233
Noncontrolling interests*	20	2
Total equity	7,832	7,235
Total liabilities and total equity	14,374	14,197

*	Reclassification of noncontrolling interests (previously minority interests) is based on the first-time application of SFAS 160.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP; preliminary and unaudited)

	Nine months ended September 30
€ millions	2009	2008
Net income	1,062	1,039
Net loss from discontinued operations	15	29
Income from continuing operations	1,077	1,068
Adjustments to reconcile income from continuing operations
Depreciation and amortization	373	412
Gains/losses from equity investees	-1	1
Losses on disposal of intangible assets and property, plant, and equipment	4	2
Gains on disposal of investments	0	-9
Writedowns of financial assets	9	4
Allowances for doubtful accounts	91	34
Impacts of hedging for cash-settled share-based payment plans	2	-10
Stock-based compensation including income tax benefits	7	22
Excess tax benefit from share-based compensation	-1	-14
Deferred income taxes	-64	-72
Change in accounts receivable	967	528
Change in other assets	-34	77
Change in accrued and other liabilities	-575	-558
Change in deferred income	521	485
Net cash provided by operating activities from continuing operations	2,376	1,970
Business combinations , net of cash and cash equivalents acquired	-65	-3,767
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-169	-244
Proceeds from disposal of intangible assets and property, plant, and equipment	19	27
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-566	-40
Sales of investments	312	521
Purchase of other financial assets	-10	-11
Sales of other financial assets	12	12
Net cash used in investing activities from continuing operations	-464	-3,403
Dividends paid	-594	-594
Purchase of treasury stock	0	-487
Proceeds from reissuance of treasury stock	20	79
Proceeds from issuance of common stock (share-based compensation)	4	13
Excess tax benefit from share-based compensation	0	14
Proceeds from private placement transaction	697	0
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	-902	-1,521
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	33
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-55
Net cash provided by/used in financing activities from continuing operations	-771	1,341
Effect of foreign exchange rates on cash and cash equivalents	10	-9
Net cash used in operating activities from discontinued operations	-14	-21
Net change in cash and cash equivalents	1,137	-122
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	2,414	1,486

F4

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2009					2008			Change in %
					Non-GAAP								Non-GAAP
				Currency	constant								constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP		Non-GAAP*		currency*
Non-GAAP Revenue Numbers
Software revenue	525	0	525	10	535	763	0	763	-31		-31		-30
Support revenue	1,333	0	1,333	-6	1,327	1,167	41	1,208	14		10		10
Subscription and other software-related service revenue	79	0	79	-1	78	64	0	64	23		23		22
Software and software-related service revenue	1,937	0	1,937	3	1,940	1,994	41	2,035	-3		-5		-5
Consulting revenue	484	0	484	-2	482	617	0	617	-22		-22		-22
Training revenue	60	0	60	0	60	105	0	105	-43		-43		-43
Other service revenue	20	0	20	0	20	26	0	26	-23		-23		-23
Professional services and other service revenue	564	0	564	-1	563	748	0	748	-25		-25		-25
Other revenue	7	0	7	0	7	19	0	19	-63		-63		-63
Total revenue	2,508	0	2,508	2	2,510	2,761	41	2,802	-9		-10		-10

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-412	46	-366			-381	49	-332	8		10
Cost of professional services and other services	-436	0	-436			-583	0	-583	-25		-25
Research and development	-381	1	-380			-398	3	-395	-4		-4
Sales and marketing	-515	18	-497			-634	23	-611	-19		-19
General and administration	-136	2	-134			-156	1	-155	-13		-14
Restructuring	-21	0	-21			0	0	0	N/A		N/A
Other operating income/expense, net	-1	0	-1			5	0	5	<-100		<-100
Total operating expenses	-1,902	67	-1,834	6	-1,828	-2,147	76	-2,071	-11		-11		-12

Non-GAAP Income Numbers

Operating income	606	67	674	8	682	614	117	731	-1		-8		-7

Other non-operating income/expense, net	-41	0	-41			7	0	7	<-100		<-100
Financial income/expense, net	-13	0	-13			-19	0	-19	-32		-32
Income from continuing operations before income taxes	552	67	619			602	117	719	-8		-14

Income taxes	-116	-15	-131			-192	-30	-222	-40		-41
Income from continuing operations	436	52	488			410	87	497	6		-2

Loss from discontinued operations, net of tax	-1	0	-1			-21	0	-21	-95		-95
Net income	435	52	487			389	87	476	12		2
- Net income attributable to noncontrolling interests	0	0	0			1	0	1	-100		-100
- Net income attributable to shareholders of SAP AG	435	52	487			388	87	475	12		3

Non-GAAP EPS
EPS from continuing operations — basic in €	0.37		0.41			0.35		0.41	6		0
EPS from continuing operations — diluted in €	0.37		0.41			0.34		0.41	9		0
EPS from net income attributable to shareholders of SAP AG — basic in €	0.37		0.41			0.33		0.40	12		2
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.37		0.41			0.33		0.40	12		2
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,188		1,188

Non-GAAP Key Ratios
Operating margin in %	24.2		26.9		27.2	22.2		26.1	2.0	pp	0.8	pp	1.1	pp
Effective tax rate from continuing operations in %	21.0		21.2			31.9		30.9

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F5

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non- GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers . Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Nine months ended September 30
	2009					2008			Change in %
					Non-GAAP								Non-GAAP
				Currency	constant								constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP		Non-GAAP*		currency*
Non-GAAP Revenue Numbers
Software revenue	1,487	0	1,487	-6	1,481	2,283	0	2,283	-35		-35		-35
Support revenue	3,922	11	3,933	-68	3,865	3,324	140	3,464	18		14		12
Subscription and other software-related service revenue	223	0	223	-8	215	184	0	184	21		21		17
Software and software-related service revenue	5,632	11	5,643	-82	5,561	5,791	140	5,931	-3		-5		-6
Consulting revenue	1,554	0	1,554	-28	1,526	1,832	0	1,832	-15		-15		-17
Training revenue	202	0	202	-1	201	323	0	323	-37		-37		-38
Other service revenue	67	0	67	-1	66	77	0	77	-13		-13		-14
Professional services and other service revenue	1,823	0	1,823	-30	1,793	2,232	0	2,232	-18		-18		-20
Other revenue	27	0	27	-1	26	56	0	56	-52		-52		-54
Total revenue	7,482	11	7,493	-114	7,379	8,079	140	8,219	-7		-9		-10

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-1,192	139	-1,053			-1,166	142	-1,024	2		3
Cost of professional services and other services	-1,423	2	-1,421			-1,731	0	-1,731	-18		-18
Research and development	-1,118	2	-1,116			-1,236	18	-1,218	-10		-8
Sales and marketing	-1,589	55	-1,534			-1,912	64	-1,848	-17		-17
General and administration	-393	2	-391			-477	1	-476	-18		-18
Restructuring	-186	0	-186			0	0	0	N/A		N/A
Other operating income/expense, net	5	0	5			9	0	9	-44		-44
Total operating expenses	-5,896	200	-5,695	104	-5,591	-6,513	225	-6,288	-9		-9		-11

Non-GAAP Income Numbers

Operating income	1,586	211	1,798	-10	1,788	1,566	365	1,931	1		-7		-7

Other non-operating income/expense, net	-63	0	-63			25	0	25	<-100		<-100
Financial income/expense, net	-53	0	-53			-34	0	-34	56		56

Income from continuing operations before income taxes	1,470	211	1,681			1,557	365	1,922	-6		-13
Income taxes	-393	-50	-443			-489	-94	-583	-20		-24
Income from continuing operations	1,077	161	1,238			1,068	271	1,339	1		-8
Loss from discontinued operations, net of tax	-15	0	-15			-29	0	-29	-48		-48

Net income	1,062	161	1,223			1,039	271	1,310	2		-7
- Net income attributable to noncontrolling interests	1	0	1			1	0	1	0		0
- Net income attributable to shareholders of SAP AG	1,061	161	1,222			1,038	271	1,309	2		-7

Non-GAAP EPS
EPS from continuing operations — basic in €	0.91		1.04			0.90		1.12	1		-7
EPS from continuing operations — diluted in €	0.91		1.04			0.89		1.12	2		-7
EPS from net income attributable to shareholders of SAP AG — basic in €	0.89		1.03			0.87		1.10	2		-6
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.89		1.03			0.87		1.10	2		-6
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,192		1,192

Non-GAAP Key Ratios
Operating margin in %	21.2		24.0		24.2	19.4		23.5	1.8	pp	0.5	pp	0.7	pp
Effective tax rate from continuing operations in %	26.7		26.4			31.4		30.3

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F6

Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	525	763	-31	1,937	1,994	-3
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	0	41	-100
= Non-GAAP revenue in € millions	525	763	-31	1,937	2,035	-5
+/- Adjustment in US$ millions	234	352	-34	843	985	-14
= Non-GAAP revenue in US$ millions	759	1,115	-32	2,780	3,020	-8

	Nine months ended September 30
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	1,487	2,283	-35	5,632	5,791	-3
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	11	140	-92
= Non-GAAP revenue in € millions	1,487	2,283	-35	5,643	5,931	-5
+/- Adjustment in US$ millions	573	1,187	-52	2,100	3,087	-32
= Non-GAAP revenue in US$ millions	2,060	3,470	-41	7,743	9,018	-14

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F7

REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most com parable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	254	0	254	6	260	344	0	344	-26	-26	-24
Americas	180	0	180	3	183	280	0	280	-36	-36	-35
Asia Pacific Japan	91	0	91	1	92	139	0	139	-35	-35	-34

Software revenue	525	0	525	10	535	763	0	763	-31	-31	-30

Software and software- related service revenue by region***
Germany	342	0	342	0	342	393	0	393	-13	-13	-13
Rest of EMEA	695	0	695	19	714	658	16	674	6	3	6
Total EMEA	1,037	0	1,037	19	1,056	1,051	16	1,067	-1	-3	-1
United States	476	0	476	-16	460	486	22	508	-2	-6	-9
Rest of Americas	167	0	167	11	178	178	1	179	-6	-7	-1
Total Americas	643	0	643	-5	638	664	23	687	-3	-6	-7
Japan	89	0	89	-15	74	98	1	99	-9	-10	-25
Rest of Asia Pacific Japan	168	0	168	3	171	181	1	182	-7	-8	-6
Total Asia Pacific Japan	257	0	257	-11	246	279	2	281	-8	-9	-12

Software and software -related service revenue	1,937	0	1,937	3	1,940	1,994	41	2,035	-3	-5	-5

Total revenue by region***
Germany	481	0	481	0	481	569	0	569	-15	-15	-15
Rest of EMEA	858	0	858	25	883	875	16	891	-2	-4	-1
Total EMEA	1,339	0	1,339	24	1,363	1,444	16	1,460	-7	-8	-7
United States	628	0	628	-23	605	717	22	739	-12	-15	-18
Rest of Americas	222	0	222	14	236	237	1	238	-6	-7	-1
Total Americas	850	0	850	-9	841	954	23	977	-11	-13	-14
Japan	102	0	102	-17	85	120	1	121	-15	-16	-30
Rest of Asia Pacific Japan	216	0	216	4	220	243	1	244	-11	-11	-10
Total Asia Pacific Japan	319	0	319	-13	306	363	2	365	-12	-13	-16

Total revenue	2,508	0	2,508	2	2,510	2,761	41	2,802	-9	-10	-10

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***	based on customer location
Differences may exist due to rounding.

F8

REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the res pective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a com prehensive set of accounting rules or principles.

	Nine months ended September 30
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	726	0	726	20	746	1,080	0	1,080	-33	-33	-31
Americas	496	0	496	-17	479	803	0	803	-38	-38	-40
Asia Pacific Japan	265	0	265	-9	256	400	0	400	-34	-34	-36

Software revenue	1,487	0	1,487	-6	1,481	2,283	0	2,283	-35	-35	-35

Software and software-related service revenue by region***
Germany	948	0	948	0	948	1,048	3	1,051	-10	-10	-10
Rest of EMEA	2,002	4	2,006	66	2,072	2,032	53	2,085	-1	-4	-1
Total EMEA	2,950	4	2,954	66	3,020	3,080	56	3,136	-4	-6	-4
United States	1,417	6	1,423	-133	1,290	1,371	70	1,441	3	-1	-10
Rest of Americas	479	0	479	30	509	518	5	523	-8	-8	-3
Total Americas	1,896	6	1,902	-103	1,799	1,889	75	1,964	0	-3	-8
Japan	292	0	292	-54	238	273	3	276	7	6	-14
Rest of Asia Pacific Japan	494	0	494	10	504	549	6	555	-10	-11	-9
Total Asia Pacific Japan	786	1	787	-45	742	822	9	831	-4	-5	-11

Software and software-related service revenue	5,632	11	5,643	-82	5,561	5,791	140	5,931	-3	-5	-6

Total revenue by region***
Germany	1,376	0	1,376	1	1,377	1,546	3	1,549	-11	-11	-11
Rest of EMEA	2,531	4	2,535	85	2,620	2,721	53	2,774	-7	-9	-6
Total EMEA	3,907	4	3,911	86	3,997	4,267	56	4,323	-8	-10	-8
United States	1,941	6	1,947	-189	1,758	2,055	70	2,125	-6	-8	-17
Rest of Americas	647	0	647	42	689	688	5	693	-6	-7	-1
Total Americas	2,588	6	2,594	-147	2,447	2,743	75	2,818	-6	-8	-13
Japan	348	0	348	-66	282	347	3	350	0	-1	-19
Rest of Asia Pacific Japan	639	0	639	14	653	722	6	728	-11	-12	-10
Total Asia Pacific Japan	987	1	988	-53	935	1,069	9	1,078	-8	-8	-13

Total revenue	7,482	11	7,493	-114	7,379	8,079	140	8,219	-7	-9	-10

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***	based on customer location
Differences may exist due to rounding.

F9

SHARE-BASED COMPENSATION
(U.S. GAAP; preliminary and unaudited)

	Nine months ended September 30
€ millions	2009	2008	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	5	7	-29
Cost of professional services and other services	10	23	-57
Research and development	20	20	0
Sales and marketing	15	31	-52
General and administration	10	19	-47

Total share-based compensation	60	100	-40

Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures.
Differences may exist due to rounding.
FREE CASH FLOW
Preliminary and unaudited

	Nine months ended September 30
€ millions	2009	2008	Change in %
Net cash provided by operating activities from continuing operations	2,376	1,970	21
Purchase of long-lived assets excluding additions from business combinations	-169	-244	-31

Free cash flow	2,207	1,726	28

Differences may exist due to rounding.
DAYS SALES OUTSTANDING
Preliminary and unaudited

	September 30, 2009	December 31, 2008	Change in days
Days sales outstanding	78	71	7

HEADCOUNT
Preliminary and unaudited

in Full-Time Equivalents - from continuing operations	September 30, 2009	December 31, 2008	30. September 2008
Headcount by region
Germany	15,043	15,582	15,455
Rest of EMEA	10,484	11,243	11,309
Total EMEA	25,527	26,825	26,764
United States	8,154	9,214	9,424
Rest of Americas	3,819	4,243	4,369
Total Americas	11,973	13,457	13,793
Japan	1,189	1,413	1,446
Rest of Asia Pacific Japan	9,115	9,841	9,860
Total Asia Pacific Japan	10,304	11,254	11,306

Total	47,804	51,536	51,863

Headcount by functional area
Software and software-related services	6,319	6,458	6,457
Professional services and other services	12,490	14,051	14,193
Research and development	14,888	15,547	15,458
Sales and marketing	9,545	10,701	10,909
General and administration	3,116	3,244	3,303
Infrastructure	1,446	1,535	1,543

Total	47,804	51,536	51,863

F10

MULTI-QUARTER SUMMARY
(U.S. GAAP and non-GAAP; preliminary and unaudited)

€ millions, unless otherwise stated	Q3/2009	Q2/2009	Q1/2009	Q4/2008	Q3/2008	Q2/2008	Q1/2008
Software revenue (U.S. GAAP)	525	543	418	1,323	763	898	622
Revenue adjustment*	0	0	0	0	0	0	0
Software revenue (non-GAAP)	525	543	418	1,323	763	898	622

Support revenue (U.S. GAAP)	1,333	1,337	1,252	1,269	1,167	1,099	1,058
Revenue adjustment*	0	0	11	26	41	52	47
Support revenue (non-GAAP)	1,333	1,337	1,263	1,295	1,208	1,151	1,105

Subscription and other software-related service revenue (U.S. GAAP)	79	73	71	74	64	64	56
Revenue adjustment*	0	0	0	0	0	0	0
Subscription and other software-related service revenue (non-GAAP)	79	73	71	74	64	64	56

Software and software-related service revenue (U.S. GAAP)	1,937	1,953	1,741	2,666	1,994	2,061	1,736
Revenue adjustment*	0	0	11	26	41	52	47
Software and software-related service revenue (non-GAAP)	1,937	1,953	1,752	2,692	2,035	2,113	1,783

Total revenue (U.S. GAAP)	2,508	2,576	2,397	3,488	2,761	2,858	2,460
Revenue adjustment*	0	0	11	26	41	52	47
Total revenue (non-GAAP)	2,508	2,576	2,408	3,514	2,802	2,910	2,507

Operating income (U.S. GAAP)	606	647	332	1,276	614	593	359
Revenue adjustment*	0	0	11	26	41	52	47
Expense adjustment*	67	67	66	72	76	66	83
Operating income (non-GAAP)	674	714	409	1,374	731	711	489

Operating margin (U.S. GAAP)	24.2	25.1	13.9	36.6	22.2	20.7	14.6
Operating margin (non-GAAP)	26.9	27.7	17.0	39.1	26.1	24.4	19.5

Effective tax rate from continuing operations (non-GAAP)	21.2	28.8	30.6	28.3	30.9	30.7	29.0

EPS from continuing operations — basic in € (U.S. GAAP)	0.37	0.36	0.18	0.72	0.35	0.34	0.21
EPS from continuing operations — diluted in € (U.S. GAAP)	0.37	0.36	0.18	0.73	0.34	0.34	0.21
EPS from continuing operations — basic in € (non-GAAP)	0.41	0.41	0.22	0.78	0.41	0.42	0.29
EPS from continuing operations — diluted in € (non-GAAP)	0.41	0.41	0.22	0.78	0.41	0.42	0.29

Headcount**	47,804	48,561	49,916	51,536	51,863	51,447	51,274

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	in full-time equivalents — from continuing operations
Differences may exist due to rounding.

F11

Explanations of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar-based non-GAAP revenue numbers that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this document are reconciled to the nearest U.S. GAAP measure in the tables on the pages F5 to F11 above.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,
•	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions.

•	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, cash flow conversion ratio and non-GAAP operating margin at constant currencies. These targets are monitored on a yearly basis and changed if necessary.

•	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

•	Both, company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
•	The non-GAAP measures provide investors with insight into management’s decision-making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

•	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from acquisitions.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP revenue:
Revenues in this document identified as non-GAAP revenue have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but which are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance. The support contracts are typically one-year contracts, and we expect customers will renew them, which would result in revenues from support fees. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP operating expense:
We exclude acquisition-related charges, which are defined as follows:
•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

•	Expense from purchased in-process research and development;

•	Restructuring expenses and settlements of preexisting relationships as far as incurred in connection with a business combinations; and

•	Acquisition-related third-party costs (since the mandatory adoption of SFAS 141R and the revision of IFRS 3) as of January 1, 2009, which requires expensing these costs. The previous version of SFAS 141 and IFRS 3 required capitalization.

F12

Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share
Operating income, operating margin, net income and earnings per share in this document identified as non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analysed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
•	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

•	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

•	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

•	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets and to intangibles, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.

F13

Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
U.S. Dollar-Based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates.
Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency was the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP revenues by the same support revenue fair value adjustment than our non GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and reported in euros.

F14

CONSOLIDATED STATEMENTS OF INCOME
(IFRS; preliminary and unaudited)

	Nine months ended September 30
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	1,487	2,284	-35
Support revenue	3,922	3,332	18
Subscription and other software-related service revenue	223	184	21
Software and software-related service revenue	5,632	5,800	-3
Consulting revenue	1,554	1,833	-15
Training revenue	202	322	-37
Other service revenue	67	77	-13
Professional services and other service revenue	1,823	2,232	-18
Other revenue	27	55	-51
Total revenue	7,482	8,087	-7
Cost of software and software-related services	-1,200	-1,223	-2
Cost of professional services and other services	-1,423	-1,730	-18
Research and development	-1,120	-1,221	-8
Sales and marketing	-1,590	-1,914	-17
General and administration	-395	-478	-17
Restructuring	-193	-27	>100
Other operating income/expense, net	6	4	50
Total operating expenses	-5,915	-6,589	-10
Operating profit	1,567	1,498	5
Other non-operating income/expense, net	-62	19	<-100
Interest income	27	54	-50
Interest expense	-79	-91	-13
Other financial income	-9	3	<-100
Share of gain/loss of associates accounted for using the equity method	1	0	N/A
Financial income/expense, net	-60	-34	76
Profit before income taxes	1,445	1,483	-3
Income taxes	-376	-468	-20
Profit after taxes	1,069	1,015	5
-Profit attributable to noncontrolling interests	1	1	0
-Profit attributable to shareholders of SAP AG	1,068	1,014	5
Earnings per share
Earnings per share attributable to shareholders of SAP AG — basic in €	0.90	0.85	6
Earnings per share attributable to shareholders of SAP AG — diluted in €	0.90	0.85	6
Weighted average number of shares in millions, treasury stock excluded	1,188	1,192
Key ratios
Operating margin in %	20.9	18.5	2.4pp
Effective tax rate in %	26.0	31.6

F15

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IFRS; preliminary and unaudited)

€ millions	September 30, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,414	1,277
Restricted cash	1	3
Short-term investments	625	382
Other financial assets	132	206
Financial assets	757	588
Accounts receivable, net	2,097	3,128
Other assets	93	92
Income tax receivables	338	399
Prepaid expenses/deferred charges	116	84
Current assets	5,816	5,571
Goodwill	4,977	4,975
Intangible assets, net	954	1,140
Property, plant, and equipment, net	1,372	1,405
At-Equity investments	26	21
Other investments	75	74
Other financial assets	176	167
Financial assets	277	262
Accounts receivable, net	2	2
Other assets	50	39
Income tax receivables	67	33
Deferred income taxes	465	441
Prepaid expenses/deferred charges	35	32
Noncurrent assets	8,199	8,329
Total assets	14,015	13,900

€ millions	September 30, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	522	539
Income tax payable	264	363
Financial liabilities	1,498	2,563
Other liabilities	1,111	1,488
Financial and other liabilities	2,609	4,051
Provisions	350	248
Deferred income*	1,061	623
Current liabilities	4,806	5,824
Accounts payable	1	5
Income tax obligations	188	278
Financial liabilities	726	40
Other liabilities	47	50
Financial and other liabilities	773	90
Provisions	207	232
Deferred tax liabilities	205	239
Deferred income*	65	61
Noncurrent liabilities	1,439	905
Total liabilities	6,245	6,729
Common stock, no par value	1,226	1,226
Treasury stock	-1,326	-1,362
Additional paid-in capital	316	320
Retained earnings*	7,917	7,442
Accumulated other comprehensive loss	-376	-457
Total equity attributable to shareholders of SAP AG	7,757	7,169
Noncontrolling interests	13	2
Total equity	7,770	7,171
Total liabilities and total equity	14,015	13,900

*	Adjustments to prior year reported numbers are based on the application of IFRIC 13, Customer Loyalty Programmes.

F16

Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers
Preliminary and unaudited
The following table provides a reconciliation from our U.S. GAAP and non-GAAP numbers to the respective most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Nine months ended September 30
	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	U.S. GAAP	Diff.	IFRS	U.S. GAAP	Diff.	IFRS	U.S. GAAP	IFRS
Non-GAAP / Non-IFRS Revenue
U.S. GAAP / IFRS software and software-related service revenue	5,632	0	5,632	5,791	9	5,800	-3	-3
Discontinued operations*	0	0	0	0	-9	-9	0	-100
Deferred revenue write-down**	11	0	11	140	0	140	-92	-92
Non-GAAP / Non-IFRS software and software-related service revenue	5,643	0	5,643	5,931	0	5,931	-5	-5
U.S. GAAP / IFRS total revenue	7,482	0	7,482	8,079	9	8,087	-7	-7
Discontinued operations*	0	0	0	0	-9	-9	0	-100
Deferred revenue write-down**	11	0	11	140	0	140	-92	-92
Non-GAAP / Non-IFRS total revenue	7,493	0	7,493	8,219	0	8,219	-9	-9

Non-GAAP / Non-IFRS Operating Income
U.S. GAAP / IFRS operating income	1,586	-20	1,567	1,566	-68	1,498	1	5
Discontinued operations*	0	8	8	0	53	53	0	-85
Deferred revenue write-down**	11	0	11	140	0	140	-92	-92
Acquisition related charges***	200	7	207	225	16	241	-11	-14
Non-GAAP / Non-IFRS operating income	1,798	-6	1,792	1,931	1	1,932	-7	-7

Non-GAAP / Non-IFRS Operating Margin
U.S. GAAP / IFRS operating margin in %	21.2		20.9	19.4		18.5	1.8pp	2.4pp
Non-GAAP / Non-IFRS operating margin in %	24.0		23.9	23.5		23.5	0.5pp	0.4pp

*	Adjustments are for the discontinued operations of the TomorrowNow entities which do not qualify for separate presentation under IFRS. The adjustment differs from the result from discontinued operations under U.S. GAAP due to differences in the valuation of accrued liabilities.

**	Adjustments are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under both U.S. GAAP and IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

***	Adjustments are for the effects of restructuring accruals (non-IFRS), in-process R&D (non-GAAP), amortization of intangibles identified as part of a purchase price allocation (non-GAAP and non-IFRS). See section Explanations of Non-IFRS Measures for details.
Differences may exist due to rounding.

F17

U.S. GAAP — IFRS Significant Differences with Impact on Income
Acquisition-related restructuring expense
In certain circumstances, U.S. GAAP requires that restructuring expense incurred in connection with a business combination be shown as an assumed liability, and therefore it does not normally affect income. However, this restructuring expense must be shown as a current expense under IFRS. After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Acquired in-process research and development
Under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Discontinued operations
SAP’s U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we discontinued its operation. IFRS does not allow us to show them separately because TomorrowNow is not a material operation. This leads to the only difference between our presentation of revenue under U.S. GAAP and IFRS.
Provisions for litigation costs
The accounting requirements regarding provisions are different under IFRS compared to U.S. GAAP. Particularly, the probability threshold for recording provisions is lower under IFRS than under U.S. GAAP and the measurement differs in certain scenarios. Consequently, provisions (e.g. for litigations) may be recorded earlier or at a higher amount under IFRS compared to U.S. GAAP. In addition, under IFRS litigation provisions include attorney’s fees and other legal costs whereas under U.S. GAAP we record these expenses when incurred.
Deferred taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

F18

Explanations of Non-IFRS Measures
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. We have not, however, discontinued preparing financial statements under U.S. GAAP but have prepared consolidated financial statements under both U.S. GAAP and IFRS.
We plan to fully migrate to IFRS and discontinue the preparation of U.S. GAAP financial information with effect from the end of 2009. During 2009, we plan to continue to report our financial information according to both IFRS and U.S. GAAP. Our press release for Q4/2009 will be the last document in which we will provide U.S. GAAP financial information. In our annual report as well as our annual report on Form 20-F for fiscal year 2009 and all quarterly and annual reports thereafter, we plan to include only IFRS financial statements, and we plan to base our business outlook for 2010 and years thereafter on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we will modify our internal management reporting, planning and forecasting, and variable compensation plans to align to the non-IFRS numbers we provide in our external communication.
To give our investors an insight into what our migration from U.S. GAAP/non-GAAP to IFRS/non-IFRS will mean for SAP’s key performance measures, the section titled Reconciliations: U.S. GAAP / IFRS / Non-GAAP / Non-IFRS shows a reconciliation from our U.S. GAAP and non-GAAP numbers to their most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. For more information on our non-GAAP measures, which also applies to our non-IFRS numbers subject to the additional explanations below, see the section titled Explanations of Non-GAAP Measures.
Our non-GAAP measures and our non-IFRS measures have been adjusted from the respective U.S. GAAP and IFRS numbers by:
•	Including the full amount of Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but which we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition, and

•	Excluding acquisition-related charges.
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
•	For acquisitions taking place until the end of 2008, U.S. GAAP required that certain acquisition-related restructuring costs were accounted for as liabilities assumed in a business combination under U.S. GAAP while being charged to expense under IFRS. Consequently, these costs are eliminated only in our non-IFRS numbers.

•	For acquisitions taking place until the end of 2008, purchased in-process research and development was charged to expense immediately under U.S. GAAP while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is only eliminated in our non-GAAP measures while the amortization is only eliminated in our non-IFRS measures.
After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences in acquisition-related restructuring costs and purchased in-process research and development going forward.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results from our discontinued TomorrowNow operations. Under U.S. GAAP, we present the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, SAP will continue to view the TomorrowNow operations as discontinued operations and thus will continue to exclude potential future TomorrowNow results from its internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow operations provides insight into the financial measures that SAP will use internally once SAP has fully migrated to IFRS.

•	By adjusting the non-IFRS numbers for the results form our discontinued TomorrowNow operations, the non-IFRS number is more comparable to the non-GAAP measures that SAP uses currently, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.

F19